Filed by Rezolve AI plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Commerce.com, Inc.

(Commission File No. 001-39423)

The following is a transcript of an investor call held by Rezolve AI plc for shareholders of Commerce.com, Inc. and Rezolve AI plc, respectively, on April 15, 2026.

Corporate Speakers

•
Michael Guido; Resolve AI Ltd.; Vice President, Investor Relations
•
Daniel Wagner; Resolve AI Ltd. Founder & Chief Executive Officer

Participants

•
Thomas Forte; Maxim Group; Analyst
•
Mike Latimore; Northland Capital Markets; Analyst
•
Matthew VanVliet; Cantor; Analyst

Operator: Good day. And thank you for standing by. Welcome to the Rezolve AI Investor Call.

At this time, all participants are in a listen-only mode. After the speaker’s presentation there will be a question-and-answer session. (Operator Instructions)

Please be advised that today's conference is being recorded.

I would now like to hand the conference over to your speaker today Michael Guido.

Please go ahead.

Michael Guido: Thank you, [Heidi]. And good day to everyone.

Welcome to Rezolve's investor conference call where we will provide an introduction to Rezolve AI for those new to the story, discuss Rezolve's proposed combination with Commerce and lay out the value creation opportunity that a combined entity would deliver to shareholders from the Rezolve perspective.

Leading today's discussion is Dan Wagner, Rezolve's Founder and CEO.

Today's discussion will include statements that constitute forward-looking information or forward-looking statements. These statements reflect management's current beliefs and expectations and are subject to a number of factors that may cause actual results to differ materially from those statements.

These statements do not guarantee future performance, and therefore undue reliance should not be placed upon them.

We do not intend to update these forward-looking statements as a result of new information or future developments except as required by law.

Additionally, our discussion may include both GAAP and non-GAAP financial measures. These non-GAAP financial measures should be viewed in addition to and not as a substitute for reported results prepared in accordance with U.S. GAAP.

Non-GAAP financial measures referenced in today's call are reconciled to the most directly comparable GAAP measure in our annual report on Form 20-F for the fiscal year ended December 31, 2025, as well as our earnings release, which are available on our Investor Relations website at investor.rezolve.com and on the SEC's website at www.sec.gov.

Finally, please note that our discussion today does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities.

No offering of securities will be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Instead, this discussion relates specifically to a proposal that Rezolve has made for a business combination transaction with Commerce.

Rezolve may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission.

And interested parties are urged to read such documents filed with the SEC carefully and in their entirety, if and when they become available as they will contain important information about the proposed transaction.

These documents will also be mailed to shareholders as applicable if and when they become available and may be obtained in our Investor Relations website or on the SEC's website.

As a reminder, today's conference call is being recorded. The replay will be available on our Investor Relations website.

At this time, I'd like to turn the call over to Dan.

Daniel Wagner: Thank you, Michael. And for those of you who managed to stay on the call after that, welcome. And good morning. Thank you for joining us today, especially those who have not heard directly from Rezolve AI before.

For Commerce.com shareholders, we hope that this is a refreshing and enlightening experience.

Before I introduce Rezolve AI and explain the logic of this proposed combination, I want to briefly address something that happened yesterday.

Commerce.com's Board imposed a stockholder rights plan. The Board has presided over 96% decline in Commerce.com's stock price from its post-IPO peak and is forecasting growth of just 1.5% this year. That same Board has chosen to try to lock its shareholders out of a proposal that implies more than double the current share price with significant upside thereafter.

One week after we took our proposal directly to Commerce.com shareholders, the Board's response was not engagement, not dialogue, not a counterproposal.

It was the adoption of a poison pill. Do not swallow this poison pill at the request of a Board that has already cost you so much. You deserve the opportunity to evaluate the attractiveness of our proposed combination yourselves. Rezolve AI views this as a transparent attempt by a failing Board to entrench itself and prevent Commerce.com shareholders from acting on an offer that presents material upside.

Commerce.com's reference to a 47% discount is based on a single day's closing price.

It ignores Rezolve AI's Wall Street analyst consensus target of $11. The company's contracted 2026 revenue of 232 million, full year guidance of 360 million, representing 7.5 times year-on-year growth and the significantly higher trading multiple, a combined platform of this scale and trajectory would command. Valuing a transformational combination by a historic spot price obscures the opportunity from the very shareholders Commerce.com's Board claims to be protecting. Commerce.com shareholders are now stuck in an illiquid position with limited ability to exit at the current screen-based $2.50 share price.

The Board is now seeking to prevent shareholders from considering a value-maximizing exchange by threatening to impose massive dilution on any potential acquirer.

Through the adoption of the poison pill, the Commerce.com Board is effectively forcing shareholders to remain under the stewardship of directors responsible for the tremendous erosion in shareholder value.

Some of the directors responsible for this action are up for reelection at Commerce.com's 2026 Annual Meeting on May 14.

We believe this represents you an opportunity to express your views on the Board's failure of leadership, failure of vision and the need for transformational change.

Let me now turn to Rezolve AI, our vision for the future of commerce and why we think that it could also be yours.

Commerce is undergoing a structural shift as profound as the move to the Internet. The world is transitioning from search-based browsing to agentic commerce where AI does not merely recommend but executes. This is the third rail of the retail revolution. Intelligence, discovery and execution unified in a single stack. The projected AI-driven e-commerce market is $144 billion.

We believe the companies that own the infrastructure layer of that market will define the next era of global commerce.

I founded Rezolve AI in 2016, having spent years building and listing digital commerce businesses before the industry had a name for what it was doing. Rezolve AI was built from inception to be the essential operating system for this structural shift, not a bolt-on feature layer.

Central to Rezolve AI's success is our Brain suite, which is structured around three interlocking components underpinned by brainpowa, our proprietary retail LLM, large language model, purpose-built for near zero hallucination and SKU level precision in live enterprise environments.

The three solutions, Brain Commerce is our discovery and merchandising engine that converts natural language into margin-aware, real-time product recommendations embedded directly inside retailers' existing systems.

Brain Checkout is our execution layer that closes the loop between the agentic discovery and settled payment without friction, error or leakage.

And RezolvePay sits underneath the entire stack, bypassing legacy toll bridges and returning economic autonomy to the merchant.

Key to the Brain suite solution is what we call the flywheel effect. Every layer of the platform reinforces the other layers. More intelligence improves discovery. Better discovery drives more transactions. More transactions generate more data to sharpen intelligence.

This is not a suite of separate products. It is a closed-loop AI commerce engine that compounds over time. Commerce.com under current management has no equivalent architecture and no path to build one.

Throughout 2025, we executed an accelerated program of enterprise deployments, platform integration and strategic acquisitions that fundamentally changed the shape of our business.

The acquisition of Reward extended the platform into global payments and loyalty, adding high-margin revenue and reach across banks, retailers and payment networks.

In 2025, our platform processed 112.7 billion API calls across more than 950 enterprise clients, reached nearly 60 million consumer devices and triggered 306.7 million physical to digital geofence events. These are not projections. They are reported figures in our 20-F filed with the SEC.

Before I address the proposed combination, I want to be clear about where Rezolve AI stands today on its own.

We reported 46.8 million in GAAP revenue for 2025, with the second half of the year growing 543% over the first.

We exited December with $19.4 million in monthly revenue, an annualized run rate of more than $232 million.

Our blended gross margins reached 66% with core software margins above 90%.

We have entered 2026 with 232 million in contracted revenue for the year already on the books, and we've raised our full year guidance to $360 million for the year. That is 7.5 times year-on-year growth.

We have raised over $750 million in total funding. We're not raising new equity for operations. We do not need to. Rezolve AI is fully funded to execute its 2026 mission, and is already the essential infrastructure layer for the global agentic commerce.

This week, we announced that our brainpowa Commerce tuned models are now available in Microsoft's Foundry, which provides the infrastructure for developers to build on large language models for their own business. This is not a pilot. This is confirmation of our position as the enterprise infrastructure tier.

By contrast, Commerce.com is guiding for 1.5% revenue growth in the year ahead.

We're guiding for 7.5 times growth. The gap is not a coincidence. A 1.5% growth target isn't a strategy in the AI era. It is a white flag of surrender.

To be explicit, we do not need Commerce.com to achieve our 2026 goals or indeed 2027 or 2028. Everything I have just described is what Rezolve AI delivers on its own today.

Commerce.com has real assets, an installed base of over 60,000 online stores, established relationships and meaningful recurring revenues. Commerce.com does not have the technology to monetize its assets in the agentic era. Under current management, those 60,000 merchants are generating approximately 3% ARR growth.

And those merchants are operating on a platform falling further behind every quarter, with no credible path to an AI native infrastructure under current management. That is what this Board and management team have produced.

Commerce.com shareholders will promise growth, innovation and returns.

Instead, the leadership team is presiding over a capital erosion as the market leaves it behind. The current strategy has created a zombie-like stagnation, leaving the stock with no volume, no momentum and no vision. When I look at Commerce.com network through the lens of Rezolve AI's full stack platform, I see something very different.

I see 60,000 merchants that could be running on Brain Suite, generating conversational commerce transactions they cannot execute today.

I see 60,000 points of distribution for Rezolve Pay instantly scaling our proprietary payment rails.

I see monetization that Commerce.com's current leadership is incapable of building. When we deploy Rezolve AI's infrastructure across Commerce.com's network, we see the combined business generating more than $700 million in revenue and instant profitability today. That figure is not a ceiling. That is what we see in the combination created on day one before a single incremental transaction runs through Brain Suite or RezolvePay.

It is simply Rezolve AI's contracted 2026 revenue base combined with Commerce.com's existing ARR, real revenue, real margins, real scale. The upside begins from there. This is textbook value creation for all shareholders.

We're building the e-commerce infrastructure of tomorrow.

Let me put the facts on record, because they are Commerce.com's own disclosed figures.

Since its peak valuation following its 2020 IPO, Commerce.com stock has lost more than 96% of its value. That did not happen by accident. Annual recurring revenue growth has slowed to approximately 3% year-on-year, and the company is guiding for just 1.5% for 2026, just 1.5% -- 1.5%. The stock trades at anemic volume. Under this leadership, the equity has become trapped in a cycle of zero momentum, a zombie-like state that ignores the market's evolution.

Shareholders are now stuck in an illiquid position with limited ability to exit at the current screen price of $2.50. This Board has failed in its primary fiduciary duty, the preservation and growth of your capital. They have overseen a 96% destruction of your equity value, offered no credible turnaround plan and allowed Commerce.com to drift into irrelevance.

It has failed strategically, operationally and in its most basic obligation to the people who own this company.

By contrast, Rezolve AI trades more than 23 million shares a day.

Our shareholders have access to a liquid market in a high velocity AI growth company.

Our two-for-one exchange ratio and at the Wall Street analyst consensus target of $11 for Rezolve AI, Commerce.com shareholders are receiving $5.50 of implied value per share by swapping a stagnant, illiquid asset for a position in a platform generating 7.5x revenue growth or 750% versus 1.5%.

Commerce.com shareholders are currently paying the price for their Board's underperformance. Commerce.com's Board had its chance to engage with us and the clear line of sight we set out for substantially greater scale.

Instead, it chose to defend a hallucinated stand-alone future. You have the right to assess a proposal directly, not through a failing Board. We're here to make sure you have the information to do exactly that.

Yesterday's rights plan was the predictable Commerce.com's Board reaction. They are a Board that has failed their shareholders and has now moved to ensure that those shareholders cannot be heard.

We are reviewing the details of the rights plan and we'll update through the appropriate channels. What I can tell you today is that Rezolve AI's proposal stands. The case has not changed.

Michael Guido: Thank you for those comments, Dan.

As stated in our release call announcement, we wanted to provide shareholders from both companies an opportunity to ask questions.

We have received many such questions, which we will address first. These will be followed by questions from sell-side analysts.

Let's begin with those submitted questions.

Dan, for our first question, how do you align on the value -- how did you align on the value for your proposed offer to Commerce.com?

Daniel Wagner: Commerce.com has a price on the screen that isn't a real price.

If anybody who is holding shares in that company wants to sell in size, that price will fall dramatically. There is no volume, and therefore, there's no market.

We believe that by providing the shareholders of Commerce.com with our equity, they have the potential to see material upside in the stock in the short term.

What we're basically offering is to trade an illiquid stock for a growth stock, to trade a company with no vision, to a company with significant vision, a company -- a share in a company that has no strategic plan for the agentic commerce revolution, for a share in a company that has a clear competitive advantage and is making the most of that advantage in the market today.

Michael Guido: Thank you, Dan.

For our second question, what would be the expected additional revenue from this deal and the added value for investors?

Daniel Wagner: Immediately upon this deal concluding, the combined company will have over $700 million of revenue in 2026 on a pro forma basis. That is just the starting point. That is just the first rung in the ladder. Growing from there, even at a fraction of the rates that Rezolve is growing at the moment, would see significant growth and upside for all parties.

We believe that by putting Commerce.com's assets into the rezolve.com -- the Rezolve infrastructure, we are creating a supercharged entity in the agentic commerce space.

Michael Guido: Thanks, Dan. Next question, would Rezolve's purchase of Commerce.com further open the U.S. market for Rezolve?

Daniel Wagner: Yes. Of course, if we would have acquired Commerce.com, it would give us a material footprint in merchant utilization than we have today.

But it's worth pointing out that the 60,000 merchants that Commerce.com serves today are typically smaller than the 950 enterprise customers that Rezolve serves today. Rezolve is currently serving high-end, large, mid-market to large merchants. And Commerce.com aspires to move into the mid-market and has been successful in doing so to some degree but has a very broad base -- a broad tail of merchants.

So yes, in terms of footprint in number of merchants, it would increase our footprint both in Europe and in the United States.

And in terms of enterprise customers, it would marginally improve our market presence.

But fundamentally, what it would do is it would give us a greater footprint of consumer interaction, and that's really what we're after with both RezolvePay and the Brain Suite.

Michael Guido: Thanks, Dan.

For our next question, do you view the poison pill launched by Commerce.com as a sign of their Board's terminal decline?

Daniel Wagner: Yes. I do. I think that a poison pill is a defensive, weak reaction to a constructive engagement from us. We started privately and constructively with the Board. They rejected our approaches. And now, when we're going to the shareholders, they have further rejected even the shareholders' interest by creating protection for their own jobs and for their own livelihoods.

It's a short-term win for them, but I think the shareholders understand what's going on and we'll vote with their feet.

Michael Guido: Okay. For our next question, if the merger fails, will you go directly to the 60,000 merchants and make your case to onboard them on to Rezolve AI?

Daniel Wagner: No, absolutely not.

We're doing really well. We don't need to do that.

Look, this is -- this was really something that we identified as an opportunity. We thought, when we approached the Commerce.com Board, that they would be enthusiastic that we were providing them a lifeline, giving them a stake in the future of agentic commerce, giving them an opportunity to serve their shareholders better by giving them something that they were unable to do today with their paltry 1.5% target for growth, which is an embarrassment in an agentic commerce business with the opportunities that are growing at the rate that they are for those that are taking advantage of it.

We expected and anticipated that they would embrace a discussion with us. They did not.

And so, we are making the offer to the shareholders directly.

If this turns out to be a waste of our time, it was a worthwhile attempt to enhance our position in the market, but it will make no difference to our long-term plans and our long-term growth.

Michael Guido: Thanks, Dan.

You touched on this with your last response.

But the final question is, if unsuccessful in this bid, how will Rezolve use its $750 million in total funding to aggressively pursue this $700 million global powerhouse vision?

Daniel Wagner: Well the $700 million global powerhouse vision is based on Commerce.com and Rezolve combining.

We have set the market expectation for this year for Rezolve to deliver 360 million in this year's revenue and exit the year with 500 million of ARR. We're very happy with that 7.5 times growth or 750% growth year-on-year. We're very happy with that. The adding Commerce.com's 1.5% growth won't make a lot of difference to us, to go from 750% to 751.5% doesn't really thrill us.

We think that the combination of the assets that Commerce.com is sitting on and underleveraging is an opportunity for us to grow even faster, to innovate faster, to dominate faster, to become the market leader faster. And from that perspective, we think it makes a lot of sense for all shareholders.

Michael Guido: Excellent. Thank you, Dan, for your comments.

We will now be moving to analyst questions.

Operator, please open the line for questions.

Operator: (Operator Instructions) We will take our first question, and the question comes from the line of Thomas Forte from Maxim Group.

Thomas Forte: Great. So Dan, one question and one follow-up.

So, Rezolve shareholders are incredibly familiar with your background. But for Commerce.com shareholders, can you explain to them what gives you confidence that you're the right person to unlock value in Commerce.com?

Daniel Wagner: Thank you, Tom. So yes, that's a good point.

I set up my first company in 1984, and we were a pioneer in online information. We were the first to digitize newspapers, trade journals and periodicals and make them available online for interrogation.

Obviously, we had to build our own search technologies, commerce tools, even data centers because in 1984, five years before Tim Berners Lee presented the concept of the Worldwide Web at CERN, eight years before we started using www and 11 years before Amazon.com opened its doors, we were really one of the pioneers.

That business went on to become the world leader in online information. And many of the people on this call will have used our technology and our systems through their lawyers, for patent searches or through AOL or CompuServe or MSN when they were searching news articles in the '90s. It was all provided by us.

And when I sold that business to Reuters -- Thomson Reuters in 2000, I set up an e-commerce business called Venda. That business went on to become European market leader for enterprise e-commerce.

We ran most of the high street across Europe. In the U.S., we ran TJX companies, Under Armour, J.Crew, L.L. Bean, Neiman Marcus and many others. I sold that business to Oracle in 2014, and it's now called Oracle Commerce Cloud.

I also set up a search company in 2003 called ATTRAQT, which went on to become listed on the London Stock Market and was sold to private equity in 2019.

So I've been involved in search and commerce my entire life, over four decades. And rezolve.com is the pinnacle of my career, if I can put it that way.

I believe that what's happening in the agentic commerce, in the agentic and generative AI world is the most exciting technology shift of my lifetime.

I believe that Rezolve has put in place the right pieces, the right foundations to fully capitalize on that growth opportunity.

And I think that we're already experiencing that momentum with the recent results that we put out.

Thomas Forte: Excellent. And quickly for my follow-up, for shareholders on both sides, what gives you confidence that this is a simple opportunity where one-plus-one equals three or more?

Daniel Wagner: It's very obvious to me, because Commerce.com fundamentally provides an e-commerce infrastructure. It's a piece that we typically sit on top of or sit alongside with by absorbing the Commerce.com technology into our stack, we can offer merchants full end-to-end infrastructure to deliver to their customers. We have most of that already, if I'm honest with you.

But Commerce.com has been around long enough to have developed a footprint of merchants across Europe and the U.S. that is significant, and that gives us scale and scale gives us leverage.

So this is about leverage and scale to accelerate our market position.

Operator: We will take our next question, and the question comes from the line of Mike Latimore from Northland Capital Markets.

Mike Latimore: So Dan, obviously, the scale would be really helpful with the combination here.

But as you think about accelerating growth post-combination, what would be the kind of steps you take?

Would it be starting with the pay element and then other moving to the suite? Would there be a full replacement of what Commerce.com has with your full suite?

Maybe just talk about how you implement your technologies and accelerate growth over time.

Daniel Wagner: Yes. Thank you, Mike.

We think that the number one opportunity here is Rezolve Pay. We think that the 60,000 merchants would love the idea of not having to pay merchant fees for every transaction.

It's particularly relevant with smaller merchants, as they feel very much aggrieved at having to pay 2% to 3.5% to the credit card companies. And we, with Rezolve Pay can eliminate that.

So we think that that is one of the strongest immediate upside to this combination.

Obviously, our conversational engagement capabilities and our agentic capabilities to support this agentic commerce revolution will obviously play a meaningful part in upsizing and enhancing the capabilities of these merchants over the coming years.

Mike Latimore: And just last question for me. How would you compare your core language model capabilities with kind of what you've seen at commmerce.com so far?

Daniel Wagner: Well, we don't think they have anything.

I mean, I think there's a lot of vaporware out there. People are waving the agentic commerce flag and the LLM flag and the generative AI flag and not many people actually really have it.

It is expensive to build stuff like this. You have to know what you're doing as well. You have to have the right engineers.

We've been at it for 10 years, as you know. And recently, earlier this week, we announced that our foundational language models have been included in Microsoft Foundry, of which we're in an elite group of foundational language models alongside OpenAI and Anthropic and xAI.

So I think we've earned our stripes in this space and have demonstrated that we have invested and created real asset value in our core AI technologies.

Of course, this is the key thing that commerce.com doesn't have and is the case with most search companies who are in the space as well that we're rolling up.

So yes, I think we add a lot of value to these businesses by injecting the enhanced capabilities we have and then enhancing the services that we can offer their customers.

Operator: We will take our next question, and the question comes from the line of Matt VanVliet from Cantor.

Matthew VanVliet: I guess, Dan, maybe just walk us through the rationale for using a stock exchange methodology here in terms of funding it and sort of, I guess how you approached the targeted value for Commerce shareholders based on the two-for-one exchange rate.

Daniel Wagner: So, first of all, I think we don't want to use cash that we have available for our own activity and momentum this year. We -- that cash is accounted for. We don't want to utilize it in paying out shareholders.

In many respects, there's no need to do that by giving them shares in Rezolve. If those shareholders wish to trade out, they're able to do so. It's a highly liquid market, and they could trade out in a day or in a handful of days if it's a large amount of shares.

So it's -- that's not -- our shares are really cash and Commerce.com shares are not cash, and they don't represent the number that's on the screen. The number on the screen is a phantom number that it can only -- can be easily tested one way or the other through a sale of shares. So I think that's the first point.

The second thing is we don't think that the company as a stand-alone business really has much of a future. It is challenged.

We believe that it's being managed by an incompetent Board of Directors who have materially undermined the opportunity of the business over the last few years by failing to invest in the right technologies and by failing to drive the business in the right direction.

So as a result, we believe that there is -- that we're offering a lifeline to the shareholders by giving them an opportunity to take our shares which we think, by the way, are significantly undervalued.

Our shares -- and I think it's also true that given the consensus of the analysts at $11, that the market, certainly the analysts, think that we're significantly undervalued.

So we're providing Commerce.com shareholders to swap an illiquid untradable or limited tradable asset for an undervalued, highly tradable asset.

I think that's a fantastic opportunity for them. So I don't see any reason to provide a cash alternative.

Matthew VanVliet: Okay. And then I guess, looking at if we can't get this deal done -- if you can't get this deal done here, is owning the e-commerce infrastructure similar assets to what Commerce has of interest to you?

Or is it that they have more scale here and the ability to provide synergistic growth is just more apparent here than buying maybe a smaller, less well established but providing similar technology?

Daniel Wagner: No. I think that the Commerce.com footprint gives us scale that is important in the case of Commerce.

We wouldn't enter the e-commerce infrastructure in terms of the e-commerce platform infrastructure market without scale day one, even though we know how to do it, as I explained before I built the European market leader for enterprise e-commerce over a period of 14 years and was very successful at it.

So it's not like we couldn't do it. We know what to do.

The tricky thing is the time it takes to win accounts and to build a presence. And Commerce.com have done that in the past. They're not doing very well at maintaining momentum and growth in that space.

But we think that within the umbrella of Rezolve, that we can reignite that business and generate the growth that it would need to continue to build a business of size.

So I think the answer is no, we wouldn't buy a smaller business as an e-commerce platform provider.

We would buy a smaller business in search technology because we're already a very dominant player in that space.

So that would be just additive to an existing line of business, if you want to put it that way. Commerce.com is a horizontal expansion of our business, a very sensible one, I think and one that we could really make a very significant contribution and difference to.

Operator: This concludes today's question-and-answer session.

I will now hand back to Michael Guido for closing remarks.

Michael Guido: Thank you, [Heidi].

Thank you, to everyone joining our call today.

As always, please feel free to reach out to us with any questions.

We look forward to speaking with you all again in the near future.

Operator: This concludes today's conference call. Thank you for participating.

You may now disconnect.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc ("Rezolve") may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", "design" and similar expressions as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify such forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Rezolve and Commerce.com Inc. ("Commerce"), including the possibility that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Commerce will cooperate with Rezolve regarding the proposed transaction; Rezolve's ability to consummate the proposed transaction with Commerce; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; the possibility that Rezolve may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Commerce's operations with those of Rezolve; that such integration may be more difficult, time-consuming or costly than expected; and that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction. You should also carefully consider the risks and uncertainties described in the "Risk Factors" section of Rezolve's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 30, 2026 (the "Rezolve 20-F"), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Additional Information Regarding the Proposed Transaction

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Rezolve has made for a business combination transaction with Commerce. In furtherance of this proposal and subject to future developments, Rezolve (and, if applicable, Commerce) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the "SEC").

Investors and security holders of Rezolve and Commerce are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Rezolve and/or Commerce, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Rezolve through the web site maintained by the SEC at www.sec.gov, and by visiting Rezolve's investor relations site at investor.rezolve.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Rezolve and/or Commerce may file with the SEC in connection with the proposed transaction. Nonetheless, Rezolve and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Rezolve's executive officers and directors in the Rezolve 20-F. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website www.sec.gov, and by visiting Rezolve's investor relations site at investor.rezolve.com.